FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of October 2005
                              21 October, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1  Press release of British Sky Broadcasting Group plc announcing Recommended Offer for Easynet released on 21 October 2005





    NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES,
                         CANADA, AUSTRALIA OR JAPAN

                            RECOMMENDED CASH OFFER

                                      by

              LAZARD & CO., LIMITED AND MORGAN STANLEY & CO. LIMITED

                                  on behalf of

                         SKY BROADBAND SERVICES LIMITED

                           a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                                EASYNET GROUP PLC

Summary

* The Boards of BSkyB and Easynet are pleased to announce that they have agreed the terms of a recommended cash offer, to be made by Lazard and Morgan Stanley on behalf of the Offeror, a wholly-owned subsidiary of BSkyB, for the entire issued and to be issued share capital of Easynet.

* The Offer is 175 pence in cash for each Easynet Share, valuing the entire issued share capital of Easynet at approximately GBP 211 million.

*    The Offer represents a premium of:

     * approximately 81 per cent. to the Closing Price of 96.5 pence for each Easynet Share on 14 October 2005, the last business day prior to the commencement of the Offer Period; and

     * approximately 38 per cent. to the Closing Price of 127.0 pence for each Easynet Share on 20 October 2005, the last business day prior to the date of this announcement.

The Easynet Directors, who have been so advised by ABN AMRO, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Easynet Shareholders accept the Offer, as the Easynet Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings. In providing advice to the Easynet Directors, ABN AMRO has taken into account the commercial assessments of the Easynet Directors.

BSkyB has received irrevocable undertakings to accept the Offer from the Easynet Directors and certain other Easynet Shareholders in respect of, in aggregate, 19,175,334 Easynet Shares, representing approximately 15.9 per cent. of the issued share capital of Easynet. BSkyB has also received a letter of intent to accept the Offer from GAM London Limited in respect of 7,100,000 Easynet Shares, representing approximately 5.9 per cent. of the issued share capital of Easynet. Accordingly, BSkyB has received irrevocable undertakings and a letter of intent to accept (or procure the acceptance of) the Offer in respect of, in aggregate, 26,275,334 Easynet Shares, representing approximately 21.8 per cent. of the issued share capital of Easynet. Further details of the irrevocable undertakings and the letter of intent are set out in Appendix II.

BSkyB believes that the acquisition of Easynet will bring it:

     *    an established presence in UK broadband:

          * a leading position in Local Loop Unbundling in the UK with 232 local exchanges unbundled

          * managerial and technical expertise to expand this local infrastructure through the unbundling of additional exchanges

          * ownership of key parts of a national network, giving it control over the quality and availability of services to customers and the ability to offer differentiated and innovative products

     * an attractive source of new revenues and new customers for BSkyB as a result of involvement in a fast growing segment of the UK communications sector. The number of UK broadband connections increased from approximately 4.4 million to 8.1 million, an increase of 86 per cent., in the twelve months to 30 June 2005, and is projected to continue to grow further in the future

     * the opportunity to build on its nearly 8 million DTH subscriber relationships.

The Offer Document and Form of Acceptance are being posted to Easynet Shareholders (and, for information only, to Easynet Optionholders), although the Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Copies of the Offer Document and the Form of Acceptance are available from Capita Registrars at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, from Lazard at 50 Stratton Street, London W1J 8LL and from Morgan Stanley at 25 Cabot Square, Canary Wharf, London E14 4QA.

Commenting on the Offer, BSkyB's Chief Executive, James Murdoch, said:

"Today's offer reflects the exciting opportunities that now exist to combine quality entertainment with significant high-speed connections. Entertainment is at the core of Sky's success. Easynet's innovative network and technological expertise perfectly complement Sky's strengths in programming and in making technologies easy to use. We see value for families in moving well beyond just another triple play to offer a new level of connected entertainment and communications services."

Commenting on the Offer, Easynet's Chief Executive, David Rowe, said:

"We believe that this offer is in the interests of Easynet's shareholders, customers and employees. This is a great opportunity to accelerate Easynet's local loop footprint, capture market share for next generation broadband services and support new and existing corporate and public sector customers."

ENQUIRIES

There will be a conference call and online powerpoint presentation for analysts at 9.00 a.m. BST today. Please call Silvana Marsh at Finsbury on +44 (0)20 7251 3801 to register and obtain the dial-in details. The online powerpoint presentation can be accessed from 9.00 a.m. BST at www.sky.com/corporate.

British Sky Broadcasting Group plc

Analysts / Investors:
Andrew Griffith
+44 (0)20 7705 3118
Robert Kingston
+44 (0)20 7705 3726

Press:
Robert Fraser
+44 (0)20 7705 3000

Lazard & Co., Limited                      Morgan Stanley & Co. Limited
(Joint Financial Adviser to BSkyB)         (Joint Financial Adviser to BSkyB)
Trevor Nash                                Scott Matlock
Peter Warner                               Daniel Bailey
Sarah Carter                               Hugo Baring
+44 (0)20 7187 2000                        +44 (0)20 7425 5000

Deutsche Bank AG London                    Goldman Sachs International
(Joint Corporate Broker to BSkyB)          (Joint Corporate Broker to BSkyB)
Charlie Foreman                            Matthew Westerman
Bill Frith                                 Neil Chugani
+44 (0)20 7545 8000                        +44 (0)20 7774 1000

Finsbury
Alice Macandrew
+44 (0)20 7251 3801

Easynet Group Plc
David Rowe, Chief Executive Officer
Will Gardiner, Chief Financial Officer
+44 (0)20 7796 4133

ABN AMRO Corporate Finance Limited
(Financial Adviser to Easynet)
Tom Willett
+44 (0)20 7678 8000

Hoare Govett Limited
(Corporate Broker to Easynet)
Ranald McGregor Smith
Lee Morton
+44 (0)20 7678 8000

Hudson Sandler
Andrew Hayes
Sandrine Gallien
Wendy Baker
+44 (0)20 7796 4133

This summary should be read in conjunction with the full text of the following announcement. Terms used in this summary shall have the meaning given to them in the full announcement.

The conditions to which the Offer is subject are set out in Appendix I to this announcement. Appendix III to this announcement contains definitions of certain expressions used in this announcement.

For further information on BSkyB and Easynet, please see www.sky.com and www.easynet.com, respectively.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send such documents in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Further details in relation to overseas shareholders are contained in the Offer Document.

Under the provisions of Rule 8.3 of the Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Easynet, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Easynet is required to disclose, by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, dealings in such securities (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Easynet, by the Offeror or Easynet or by any of their respective "associates" (within the meaning of the Code), must also be disclosed.

If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0)20 7638 0129) or by fax (+44 (0)20 7236
7013).

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Morgan Stanley is acting for BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Morgan Stanley, nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Deutsche Bank AG London, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Deutsche Bank AG London nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

ABN AMRO, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Hoare Govett, which is regulated in the United Kingdom by the Financial Services Authority, is acting as corporate broker to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of Hoare Govett, nor for providing advice in relation to the Offer or any other matter referred to in this announcement.


    NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES,
                       CANADA, AUSTRALIA OR JAPAN

                         RECOMMENDED CASH OFFER

                                  by

          LAZARD & CO., LIMITED AND MORGAN STANLEY & CO. LIMITED

                              on behalf of

                      SKY BROADBAND SERVICES LIMITED

                       a wholly-owned subsidiary of

                     BRITISH SKY BROADCASTING GROUP PLC

                                  for

                             EASYNET GROUP PLC

1.        Introduction

          The Boards of BSkyB and Easynet are pleased to announce that they have agreed the terms of a recommended cash offer, to be made by Lazard and Morgan Stanley on behalf of the Offeror, a wholly-owned subsidiary of BSkyB, for the entire issued and to be issued share capital of Easynet.

2.        The Offer

          The Offer, which is on the terms and conditions set out in Appendix I to this announcement and is subject to the further terms set out in the Offer Document and the Form of Acceptance, is being made on the following basis:

             for each Easynet Share                 175 pence in cash

          The Offer values the entire issued share capital of Easynet at approximately GBP 211 million.

          The Offer represents a premium of:

          * approximately 81 per cent. to the Closing Price of 96.5 pence for each Easynet Share on 14 October 2005, the last business day prior to the commencement of the Offer Period; and

          * approximately 38 per cent. to the Closing Price of 127.0 pence for each Easynet Share on 20 October 2005, the last business day prior to the date of this announcement.

          Easynet Shares will be acquired pursuant to the Offer fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including voting rights and, without limitation, the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of this announcement.

3.        Recommendation

          The Easynet Directors, who have been so advised by ABN AMRO, consider the terms of the Offer to be fair and reasonable and unanimously recommend that Easynet Shareholders accept the Offer, as the Easynet Directors have irrevocably undertaken to do (or procure to be done) in respect of their own beneficial interests and holdings. In providing advice to the Easynet Directors, ABN AMRO has taken into account the commercial assessments of the Easynet Directors.

4.        Irrevocable undertakings and letter of intent

          BSkyB has received irrevocable undertakings to accept (or procure the acceptance of) the Offer from the Easynet Directors in respect of their entire beneficial shareholdings amounting to, in aggregate, 3,811,889 Easynet Shares, representing approximately 3.2 per cent. of the issued share capital of Easynet. These undertakings to accept the Offer are also binding in the event of a competing offer being made for Easynet.

          BSkyB has also received irrevocable undertakings to accept (or procure the acceptance of) the Offer from certain other Easynet Shareholders in respect of, in aggregate, 15,363,445 Easynet Shares, representing approximately 12.8 per cent. of the issued share capital of Easynet. These undertakings to accept the Offer are also binding in the event of a competing offer being made for Easynet.

          BSkyB has also received a letter of intent to accept the Offer from GAM London Limited in respect of 7,100,000 Easynet Shares, representing approximately 5.9 per cent. of the issued share capital of Easynet.

          Accordingly, BSkyB has received irrevocable undertakings and a letter of intent to accept (or procure the acceptance of) the Offer in respect of, in aggregate, 26,275,334 Easynet Shares, representing approximately 21.8 per cent. of the issued share capital of Easynet.

          Further details of the irrevocable undertakings and the letter of intent are set out in Appendix II.

5.        Background to and reasons for recommendation of the Offer

          The Board of Easynet believes that the terms of the Offer represent an attractive opportunity for Easynet Shareholders to realise their investment for cash at a substantial premium to the prevailing share price, providing certain value against the risks associated with the fulfilment of the Easynet Group's strategy in the medium term.

          Easynet continues to expand its established core corporate business around its innovative IP VPN (Internet Protocol virtual private network) solutions and continues to win significant new customers. The Ofcom review published in June 2005 encouraged Easynet to extend its local loop footprint further in the UK, capitalising on its next generation network and benefiting from the rapidly developing opportunities in broadband. Easynet has therefore started to invest significantly in products, provisioning, support and systems to handle the rapid increase in volumes from consumer broadband operations, both directly through UK Online and indirectly through LLUStream, Easynet's wholesale LLU service. In July 2005, Easynet announced its intention to expand its UK local loop footprint with a view to targeting coverage of up to 350 exchanges, covering approximately 5.8 million homes and 850,000 businesses. The additional exchange roll-out is expected to be based on visibility provided by pre-registrations from UK Online and wholesale customer demand. This extension is also expected to support Easynet's current leased line replacement and VPN services.

          With this additional investment, Easynet is seeking to capture market share in the rapidly evolving next generation broadband arena. With its limited exposure to "legacy" revenues, its 21st Century IP network, local loop assets and local loop experience, the Board believes that Easynet is well positioned in the evolving telecoms market place.

          Nevertheless, each of Easynet's market segments is highly competitive and the Board evaluates each investment opportunity in light of the related risks. In the current competitive environment, there are risks, both operational and financial, in executing the next phase of Easynet's development. While the Board has every confidence in Easynet's current strategy and its ability to deliver value, it has carefully considered the certainty of immediate value for Easynet Shareholders against the risks associated with delivering Easynet's strategy in the medium term.

          Against this background, the Board believes that the Offer represents an attractive opportunity for Easynet Shareholders to realise their investment for cash at an attractive valuation, and accordingly is unanimously recommending the Offer.

6.        Background to and reasons for the Offer

          Broadband is a fast growing segment of the UK communications sector. The number of UK broadband connections increased from approximately
          4.4 million to 8.1 million, an increase of 86 per cent. in the 12 months to 30 June 2005, and is projected to continue to grow further in the future. BSkyB believes that the characteristics of broadband as a consumer subscription business make it an attractive source of new revenues and new customers for BSkyB. Furthermore, BSkyB expects that continued developments in line speeds, interactivity and home data storage will increasingly drive convergence between broadband and other entertainment and communication services in the future.

          Through the acquisition of Easynet, BSkyB believes that it will secure control of certain key elements of an advanced, Internet Protocol-based, national network including local infrastructure and that it will gain managerial and technical expertise to expand this local infrastructure through the unbundling of additional exchanges. BSkyB believes that ownership of the key parts of this network will give BSkyB control over the quality and availability of services to customers and the ability to offer differentiated and innovative products. BSkyB believes that the acquisition of Easynet will allow it to build on its nearly 8 million DTH subscriber relationships and to seek to establish a significant presence in UK consumer broadband.

7.        Information on BSkyB

          BSkyB  is  a  public  limited   company   which,   together  with  its
          subsidiaries, operates the leading pay television broadcast service in the UK and Ireland.

          The BSkyB Group currently owns, operates and distributes 17 television channels including Sky Movies, Sky Sports, Sky One and Sky News. In addition, the BSkyB Group currently retails 109 third party television channels and holds equity interests in a number of joint venture channels.

          At 30 June 2005, there were approximately 7,787,000 DTH subscribers to the BSkyB Group television service, and approximately 3,872,000 subscribers to the cable operators to whom the BSkyB Group supplies certain of its channels, in the UK and Ireland.

          In its audited accounts for the year ended 30 June 2005, the BSkyB Group reported turnover of GBP4,048 million and profit on ordinary activities before taxation of GBP631 million. As at 30 June 2005, the BSkyB Group had net liabilities of GBP34 million.

          The Offeror is a wholly-owned subsidiary of BSkyB, newly incorporated for the purpose of making the Offer.

8.        Information on Easynet

          Founded in 1994, Easynet is a leading pan-European broadband networking company, providing customers with innovative, IP-based wide area network solutions. The Easynet network covers eight countries, enabling companies to connect their European sites to a high quality, secure and reliable MPLS network with service level guarantees and class of service.

          In the UK, Easynet is the pioneer of Local Loop Unbundling delivering differentiated services to businesses, consumers and wholesale to other providers. It has 232 exchanges "unbundled" covering 4.4 million homes (18 per cent. of UK homes) and 750,000 businesses across a network that covers 50 cities and towns. In July 2005, it announced plans to extend to up to 350 exchanges covering 5.8 million homes (23 per cent. of UK homes) and 850,000 businesses.

          In December 2004, Easynet launched its wholesale LLU offering, LLUStream, making services from its enabled exchanges available to telecom carriers, ISPs and systems integrators and, in the process, became a significant, viable wholesale alternative to BT Wholesale. In July 2005, Easynet announced it had signed a 3-year deal to provide wholesale broadband services to OneTel.

          In April 2005, UK Online launched its new consumer broadband offering. UK Online, which uses Easynet's local loop infrastructure, had approximately 21,000 subscribers at the end of August 2005.

          In its audited accounts for the year ended 31 December 2004, Easynet reported turnover of GBP144.1 million, and losses on ordinary activities before taxation of GBP19.5 million. As at 31 December 2004, Easynet had gross assets of GBP174.4 million.

          Set out below is a list of key members of Easynet's management team:

          Name                         Position
          David Rowe                   Chief Executive Officer
          Will Gardiner                Chief Financial Officer
          Justin Fielder               Group Director, Business Development
          Jill Ainscough               Joint Managing Director, Easynet UK
          Terry Hart                   Joint Managing Director, Easynet UK

9.        Management and employees

          BSkyB attaches great importance to the skills and experience of the existing management and employees of Easynet and believes that opportunities for them will be enhanced in the event that the Offer becomes or is declared unconditional in all respects.

          BSkyB has given assurances to Easynet that the existing employment rights (including pension entitlements) of the management and employees of Easynet will be fully safeguarded upon the Offer becoming or being declared unconditional in all respects.

10.       Easynet Share Option Schemes

          The Offer is being extended to any Easynet Shares which are issued or unconditionally allotted and fully paid (or credited as fully paid) while the Offer remains open for acceptance (or, subject to the Code, by such earlier date as BSkyB or the Offeror may decide), including Easynet Shares issued pursuant to the exercise of options granted under the Easynet Share Option Schemes or otherwise.

          If the Offer becomes or is declared unconditional in all respects, to the extent options remain unexercised or have not lapsed, the Offeror will make appropriate proposals to the participants in the Easynet Share Option Schemes in due course.

11.       Financing of the Offer

          The Offer will be financed from the BSkyB Group's existing cash resources.

12.       Compulsory acquisition, de-listing and cancellation of trading

          If the Offer becomes or is declared unconditional in all respects and if sufficient acceptances are received under the Offer, the Offeror intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily the outstanding Easynet Shares to which the Offer relates on the same terms as the Offer.

          If the Offer becomes or is declared unconditional in all respects, the Offeror also intends to procure that Easynet applies to the UK Listing Authority for the cancellation of listing of Easynet Shares on the Official List and to the London Stock Exchange for the cancellation of admission to trading of Easynet Shares on its market for listed securities. Such cancellation of listing and admission to trading will take effect no earlier than 20 business days after (a) BSkyB and the Offeror have, by virtue of their shareholding (if any) and acceptances under the Offer, acquired or agreed to acquire 75 per cent. of the issued share capital of Easynet or (b) the first date of issue of compulsory acquisition notices under section 429 of the Companies Act.

          The cancellation of listing and admission to trading of Easynet Shares would significantly reduce the liquidity and marketability of any Easynet Shares not assented to the Offer.

13.       Offer Document and Form of Acceptance

          The Offer Document and Form of Acceptance are being posted to Easynet Shareholders and, for information purposes, to Easynet Optionholders, although the Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan. Copies of the Offer Document and the Form of Acceptance are available from Capita Registrars at Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH, from Lazard at 50 Stratton Street, London W1J 8LL and from Morgan Stanley at 25 Cabot Square, Canary Wharf, London E14 4QA.

          If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

14.       General

          Neither BSkyB nor the Offeror nor, so far as BSkyB or the Offeror are aware, any person presumed to be acting in concert with them, owns or controls any Easynet Shares or any securities convertible or exchangeable into Easynet Shares or any rights to subscribe for or purchase, or options (included traded options) in respect of, or derivatives referenced to, any such shares ("Relevant Easynet Securities") nor does any such person have any arrangement in relation to Relevant Easynet Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Easynet Securities which may be an inducement to deal or refrain from dealing in such securities.



ENQUIRIES

British Sky Broadcasting Group plc

Analysts / Investors:
Andrew Griffith
+44 (0)20 7705 3118
Robert Kingston
+44 (0)20 7705 3726

Press:
Robert Fraser
+44 (0)20 7705 3000

Lazard & Co., Limited                         Morgan Stanley & Co. Limited
(Joint Financial Adviser to BSkyB)            (Joint Financial Adviser to BSkyB)
Trevor Nash                                   Scott Matlock
Peter Warner                                  Daniel Bailey
Sarah Carter                                  Hugo Baring
+44 (0)20 7187 2000                           +44 (0)20 7425 5000

Deutsche Bank AG London                       Goldman Sachs International
(Joint Corporate Broker to BSkyB)             (Joint Corporate Broker to BSkyB)
Charlie Foreman                               Matthew Westerman
Bill Frith                                    Neil Chugani
+44 (0)20 7545 8000                           +44 (0)20 7774 1000

Finsbury
Alice Macandrew
+44 (0)20 7251 3801

Easynet Group Plc
David Rowe, Chief Executive Officer
Will Gardiner, Chief Financial Officer
+44 (0)20 7796 4133

ABN AMRO Corporate Finance Limited
(Financial Adviser to Easynet)
Tom Willett
+44 (0)20 7678 8000

Hoare Govett Limited
(Corporate Broker to Easynet)
Ranald McGregor Smith
Lee Morton
+44 (0)20 7678 8000

Hudson Sandler
Andrew Hayes
Sandrine Gallien
Wendy Baker
+44 (0)20 7796 4133

The conditions to which the Offer is subject are set out in Appendix I to this announcement. Appendix III to this announcement contains definitions of certain expressions used in this announcement.

For further information on BSkyB and Easynet please see www.sky.com and www.easynet.com, respectively.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send such documents in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Further details in relation to overseas shareholders are contained in the Offer Document.

Under the provisions of Rule 8.3 of the Code, any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of Easynet, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of Easynet is required to disclose, by not later than 12.00 noon (London time) on the business day following the date of the relevant transaction, dealings in such securities of that Company (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of Easynet, by the Offeror or Easynet or by any of their respective "associates" (within the meaning of the Code), must also be disclosed.

If you are in doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel by telephone (+44 (0)20 7638 0129) or by fax (+44 (0)20 7236
7013).

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Morgan Stanley is acting for BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Morgan Stanley, nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Deutsche Bank AG London, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Deutsche Bank AG London nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

ABN AMRO, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Hoare Govett, which is regulated in the United Kingdom by the Financial Services Authority, is acting as corporate broker to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of Hoare Govett, nor for providing advice in relation to the Offer or any other matter referred to in this announcement

                               Appendix I

              Conditions and certain further terms of the Offer


The Offer is subject to the following conditions:-

(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. on the first closing date of the Offer (or such later time(s) and/or date(s) as the Offeror may, with the consent of the Panel or in accordance with the Code, decide) in respect of not less than 90 per cent. (or such lower percentage as the Offeror may decide) in nominal value of the Easynet Shares to which the Offer relates, provided that this condition shall not be satisfied unless BSkyB and/or any of its wholly-owned subsidiaries shall have acquired or agreed (unconditionally or subject only to conditions that will be fulfilled upon the Offer becoming or being declared unconditional in all respects) to acquire, whether pursuant to the Offer or otherwise, Easynet Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Easynet.

     For the purposes of this condition:

     (i) Easynet Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights, or otherwise, shall be deemed to carry the voting rights they will carry upon issue; and

     (ii) the expression "Easynet Shares to which the Offer relates" shall be construed in accordance with sections 428 to 430F (inclusive) of the Companies Act;


(b) the Office of Fair Trading, or the appropriate Minister in the United Kingdom, indicating, in terms satisfactory to the Offeror, that the proposed acquisition of Easynet by the Offeror or any matter arising therefrom (including but not limited to any public interest consideration) or related thereto will not be referred to the Competition Commission and the deadline for appealing such a decision to the Competition Appeal Tribunal having expired;

(c)  the German  Federal  Cartel Office ("FCO") having cleared the Offer and any matter arising from or relating to the Offer by: (i) notifying the Offeror and/or Easynet within the one month period under Section 40, paragraph 1 of the German Act Against Restraints of Competition ("GWB") that the conditions for a prohibition according to Section 36, paragraph 1 of the GWB are not met; or (ii) permitting the time limit according to
     Section 40, paragraph 1 of the GWB to expire without having served a notice that it will enter into a second phase investigation;

(d) except as Disclosed, there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Easynet Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Offer or the proposed acquisition of any shares or other securities in Easynet or because of a change in the control or management of Easynet or otherwise, would or might reasonably be expected to result in (in any case to an extent which is material and adverse in the context of the wider Easynet Group taken as a whole):

     (i) any monies borrowed by or any other indebtedness (actual or contingent) of, or grant available to any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or materially inhibited or being capable of becoming or being withdrawn or materially inhibited;

     (ii) any such agreement, arrangement, licence, permit or instrument or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or adversely affected or any onerous obligation or onerous liability arising or any adverse action being taken or arising thereunder;

    (iii) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

     (iv) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

      (v) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or adversely affected;

     (vi) the financial or trading position or prospects of any such member being adversely affected;

    (vii) any such member ceasing to be able to carry on business under any name under which it presently does so; or

   (viii) the creation of any liability, actual or contingent, by any such member,

     and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the wider Easynet Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be considered likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (d) to an extent which is material and adverse in the context of the wider Easynet Group taken as a whole;

(e) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any relevant jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to, in any such case in a manner or to the extent which is material and adverse in the context of the wider Easynet Group or the wider BSkyB Group, in each case taken as a whole:

     (i)  require,   prevent  or  materially  delay  the  divestiture,   or
          materially alter the terms envisaged for any proposed divestiture by any member of the wider BSkyB Group or any member of the wider Easynet Group of all or any material portion of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own any of their respective assets or properties or any part thereof;

    (ii) require, prevent or materially delay the divestiture by any member of the wider BSkyB Group of any shares or other securities in Easynet;

    (iii) impose any limitation in any material respect on, or result in a material delay in, the ability of any member of the wider BSkyB Group directly or indirectly to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Easynet Group or the wider BSkyB Group or to exercise management control over any such member;

    (iv) otherwise adversely affect the business, assets, profits or prospects of any member of the wider BSkyB Group or of any member of the wider Easynet Group;

     (v) make the Offer or its implementation or the acquisition or proposed acquisition by BSkyB or any member of the wider BSkyB Group of any shares or other securities in, or control of Easynet void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, materially delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise materially challenge or interfere therewith;

     (vi) except pursuant to Part XIIIA of the Companies Act require any member of the wider BSkyB Group or the wider Easynet Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Easynet Group or the wider BSkyB Group owned by any third party;

    (vii) impose any material limitation on the ability of any member of the wider Easynet Group to co-ordinate its business, or any part of it, with the businesses of any other members of the wider Easynet Group; or

  (viii) result in any member of the wider Easynet Group ceasing to be able to carry on business under any name under which is presently does so,

     and all applicable waiting periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference under the laws of any relevant jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Easynet Shares having expired, lapsed or been terminated;

 (f) all necessary filings or applications having been made in connection with the Offer and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Offer or the acquisition by any member of the wider BSkyB Group of any shares or other securities in, or control of, Easynet and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals reasonably deemed necessary or appropriate by BSkyB or any member of the wider BSkyB Group (in each case acting reasonably) in respect of the Offer or the proposed acquisition of any shares or other securities in, or control of, Easynet by any member of the wider BSkyB Group having been obtained in terms and in a form satisfactory to BSkyB (acting reasonably) from all relevant Third Parties or persons with whom any member of the wider Easynet Group has entered into contractual arrangements that are material in the context of the wider Easynet Group taken as a whole and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or considered appropriate by BSkyB (acting reasonably) to carry on the business of any member of the wider Easynet Group which is material in the context of the wider Easynet Group taken as a whole remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice of any intention to revoke or not to renew any of the same in any such case, in so far as is material in the context of the wider Easynet Group taken as a whole;

 (g) except as Disclosed, no member of the wider Easynet Group having, since 30 June 2005:

      (i) save for any Easynet Shares issued pursuant to the exercise of options granted under the Easynet Share Option Schemes or for shares issued to Easynet or another wholly-owned member of the Easynet Group, issued, authorised or proposed the issue of additional shares of any class;

     (ii) save for the grant of options under the Easynet Share Option Schemes, issued or agreed to issue, authorised or proposed the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

   (iii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than to another wholly-owned member of the Easynet Group;

     (iv) save for transactions between members of the Easynet Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) which, in each case is material in the context of the wider Easynet Group taken as a whole or authorised or proposed or announced any intention to propose any merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interests in each case;

      (v) made or authorised or proposed or announced an intention to propose any change in its loan capital;

     (vi) issued, authorised or proposed the issue of any debentures or incurred or increased any indebtedness or become subject to any contingent liability which, in each case is material in the context of the wider Easynet Group taken as a whole;

   (vii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect of the matters mentioned in sub-paragraph
          (i) above, made any other change to any part of its share capital;

   (viii) implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation or scheme, or entered into or changed the terms of any contract with any director or senior executive in a manner which is material in the context of the wider Easynet Group taken as a whole;

     (ix) entered into or varied or authorised, proposed or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is otherwise than in the ordinary course of business and which is of a long term, onerous or unusual nature or magnitude or which is or could reasonably be considered to be restrictive on the businesses of any member of the wider Easynet Group or the wider BSkyB Group or which involves or could involve an obligation of such a nature or magnitude, and in any such case which is material in the context of the wider Easynet Group taken as a whole;

      (x) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (in each case which is not discharged within 14 days), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any material part of its assets or revenues which in any case is material in the context of the wider Easynet Group taken as a whole;

     (xi) waived or compromised any claim otherwise than in the ordinary course of business in any case in a manner or on terms that are material in the context of the wider Easynet Group taken as a whole; or

    (xii) entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

(h)  since 30 June 2005, and save as Disclosed:

     (i)  no  adverse  change  or  deterioration  having  occurred  in  the
          business,   assets,  financial  or  trading  position  or  profits  or prospects of any member of the wider Easynet Group which is material in the context of the wider Easynet Group taken as a whole;

     (ii) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Easynet Group is or may become a party (whether as a plaintiff, defendant or otherwise and excluding minor debt recovery actions in the ordinary course of business) and no investigation by any Third Party against or in respect of any member of the wider Easynet Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the wider Easynet Group the effect of which is adverse to any member of the wider Easynet Group to an extent that, in any case, is material in the context of the wider Easynet Group taken as a whole; and

    (iii) no contingent or other liability having arisen or become apparent to BSkyB which in each case is material in the context of the wider Easynet Group taken as a whole;

(i)  except as Disclosed, neither BSkyB nor the Offeror having discovered:

      (i) that any financial, business or other information concerning the wider Easynet Group as contained in the information publicly disclosed at any time by or on behalf of any member of the wider Easynet Group is misleading in any material respect, contains a material misrepresentation of fact or omits to state a fact necessary to make that information not misleading in any material respect, to an extent that is material and adverse in the context of the wider Easynet Group and which has not, prior to the release of this announcement, been corrected by further information Disclosed; and

     (ii) that any member of the wider Easynet Group is subject to any liability (contingent or otherwise) which is material and adverse in the context of the wider Easynet Group taken as a whole and which has not been Disclosed; and

(j)  except as Disclosed, neither BSkyB nor the Offeror having discovered that:

      (i) any past or present member of the wider Easynet Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the wider Easynet Group which in each case is material in the context of the wider Easynet Group taken as a whole; or

    (ii) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) which in each case is material in the context of the wider Easynet Group taken as a whole of any past or present member of the wider Easynet Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Easynet Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction.

The Offeror reserves the right at its absolute discretion to waive, in whole or in part, all or any of the above conditions, except condition (a).

Conditions (b) to (j) (inclusive) must be fulfilled or waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each such case such later date as the Offeror may, with the consent of the Panel or in accordance with the Code, decide). The Offeror shall be under no obligation to waive or treat as satisfied any of the conditions (b) to (j) (inclusive) by a date earlier than the latest date specified above for the satisfaction thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If BSkyB or the Offeror is required by the Panel to make an offer for Easynet Shares under the provisions of Rule 9 of the Code, BSkyB or the Offeror (as the case may be) may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

For the  purposes of these  conditions,  "Disclosed"  means  disclosed  by or on behalf of Easynet to BSkyB or its advisers prior to the date of this announcement, disclosed in Easynet's annual report and accounts for the year ended 31 December 2004 or in Easynet's unaudited interim results for the half year ended 30 June 2005 or as publicly announced by Easynet prior to the release of this announcement; the "wider Easynet Group" means Easynet and its subsidiary undertakings, associated undertakings and any other undertaking in which Easynet and/or such undertakings (aggregating their interests) have a significant interest and the "wider BSkyB Group" means BSkyB and its subsidiary undertakings, associated undertakings and any other undertaking in which BSkyB and/or such undertakings (aggregating their interests) have a significant interest and for these purposes "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act, other than paragraph 20(1)(b) of Schedule 4A to the Companies Act which shall be excluded for this purpose, and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act).

FURTHER PROVISIONS RELATING TO THE OFFER

The Offer will lapse (unless the Panel otherwise consents) if, before the first closing date of the Offer or the date when the Offer becomes or is declared unconditional as to acceptances (whichever is the later), the Offer, or any aspect of it, is referred to the Competition Commission or the European
Commission either initiates proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 or, following a referral by the European Commission to a competent authority in the United Kingdom under Article 9(1) of that Regulation, there is a subsequent reference to the Competition Commission.

If the Offer lapses, the Offer will cease to be capable of further acceptance and the Offeror and accepting Easynet Shareholders shall then cease to be bound by Forms of Acceptance submitted at or before the time when the Offer lapses.

The Offer will be governed by English law and be subject to the jurisdiction of the English courts.


                                Appendix II


                 Irrevocable undertakings to accept the Offer

Easynet Shareholder providing the      Number of Easynet
irrevocable undertaking                Shares

Food International Limited             13,438,691
Charles Street International Ltd       1,924,754

                     Letter of intent to accept the Offer

Easynet Shareholder providing the      Number of Easynet
letter of intent                       Shares

GAM London Limited                     7,100,000



                                Appendix III

                         Definitions and Glossary


In this announcement, the following expressions have the following meanings unless the context otherwise requires:

"ABN AMRO"                     ABN AMRO Corporate Finance Limited

"Australia"                    the Commonwealth of Australia, its states,
                               territories and possessions

"Board"                        the board of directors of BSkyB or Easynet
                               (as the case may be)

"BSkyB"                        British Sky Broadcasting Group plc

"BSkyB Group"                  BSkyB and its subsidiary undertakings

"broadband"                    a general term used to describe wide bandwidth
                               equipment or networks which can carry a large proportion of the electromagnetic spectrum. A broadband communications network can deliver multiple channels and other services

"business day"                 any day, other than a Saturday, Sunday or public
                               or bank holiday, on which banks are generally open for business in the City of London

"Canada" Canada, its provinces, territories and all areas subject to its jurisdiction and any political sub-division thereof

"Closing Price"                the closing middle market price of an Easynet
                               Share on a particular business day as derived from the Daily Official List

"Code"                         the City Code on Takeovers and Mergers

"Companies Act"                the Companies Act 1985 (as amended)

"Daily Official List"          the daily official list of the London Stock
                               Exchange

"DTH"                          direct to home satellite television

"Easynet"                      Easynet Group Plc

"Easynet Directors"            the directors of Easynet

"Easynet Group"                Easynet and its subsidiary undertakings

"Easynet Optionholders"        the participants in the Easynet Share Option
                               Schemes

"Easynet Shareholders"         the holders of Easynet Shares

"Easynet Shares"               the existing unconditionally allotted or issued
                               and fully paid ordinary shares of 4 pence each in the capital of Easynet and any further shares which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date as BSkyB may, with the Panel's consent and subject to the Code, decide)

"Easynet Share Option          the Easynet Group Plc Sharesave Plan, the Easynet
Schemes"                       Group Plc Inland Revenue Approved Share Option
                               Plan, the Easynet Group Plc Unapproved Share
                               Option Plan, the Easynet Group Plc Long Term
                               Incentive Plan, the Easynet Group Plc Inland
                               Revenue Approved Executive Share Option Scheme and the Easynet Group Plc Unapproved Executive
                               Share Option Scheme

"Exchange"                     a telephone switching centre which routes calls
                               to their destination

"Form of Acceptance"           the form of acceptance and authority relating to
                               the Offer which accompanies the Offer Document

"Hoare Govett"                 Hoare Govett Limited

"IP" the communications standard that defines the unit of information passed between systems that provides a basic packet delivery service for the Internet

"ISP" a provider of Internet access services to consumers and corporate customers

"Japan" Japan, its cities, prefectures, territories and possessions

"Lazard"                       Lazard & Co., Limited

"Local Loop Unbundling" or     the process by which local exchange carriers are
"LLU"                          legally obliged to sell or lease portions of
                               their local loop network to other service providers

"London Stock Exchange"        London Stock Exchange plc

"Morgan Stanley"               Morgan Stanley & Co. Limited

"MPLS" multiple protocol label switching, a technology which gives users the ability to prioritise data into different classes of service

"Ofcom"                        the Office of Communications

"Offer" the recommended cash offer made by Lazard and Morgan Stanley on behalf of the Offeror to acquire the issued and to be issued share capital of Easynet on the terms and subject to the conditions set out in the Offer Document and the Form of Acceptance including, where the context so requires, any subsequent revision, extension, variation or renewal of such offer

"Offer Document"               the document sent to Easynet Shareholders (and,
                               for information only, to Easynet Optionholders) which contains the Offer

"Offer Period"                 the period which commenced on 17 October 2005,
                               the date Easynet issued an announcement
                               confirming that it had received an approach that may or may not lead to an offer being made for Easynet, and ending on the first closing date of the Offer or, if later, the date the Offer becomes or is declared unconditional as to acceptances or lapses

"Offeror"                      Sky Broadband Services Limited, a wholly-owned
                               subsidiary of BSkyB

"Official List"                the official list maintained by the UK Listing
                               Authority

"Panel"                        the Panel on Takeovers and Mergers

"United Kingdom" or "UK"       the United Kingdom of Great Britain and Northern
                               Ireland

"UK Listing Authority"         the Financial Services Authority acting in its
                               capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

"United States" or "US"        the United States of America, its territories and
                               possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction


In this announcement, the singular includes the plural and vice versa, unless the context otherwise requires.

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking" and "associated undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act).


                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 October, 2005                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary